Rider For Payment Of An Additional Amount Upon Surrender

Benefit

An Additional Amount may be payable to you upon surrender of this contract for its net cash value if all the conditions of this rider are satisfied.

We determine the Additional Amount at the time we receive your request for surrender in the following manner:

Step One: We compute the result of (a) times (b) where (a) is the surrender charge (shown under the Schedule of Maximum Surrender Charges) for each basic insurance amount segment in effect at the time we receive your request for surrender; and (b) is the Additional Amount Factor for each basic insurance amount in effect at the time we receive your request for surrender.

Step Two: We add the Step One results of all the basic insurance amount segments effective on the date we receive your request for surrender.

If the net cash value is greater than or equal to zero, the Additional Amount is the amount computed in Step Two.

If the net cash value is not greater than or equal to zero, the Additional Amount is the sum of the net cash value and the amount computed in Step Two.

The Additional Amount Factors are not guaranteed.

Factors Subject To Change

Additional Amount Factors may change from time to time. In deciding whether to change any Additional Amount Factors, we will periodically consider factors such as mortality, persistency, expenses, taxes and interest and/or investment experience to see if a change in our assumptions is needed. Changes in Additional Amount Factors will be by class. All changes will be determined only prospectively; that is, we will not recoup prior losses or distribute prior gains by means of these changes.

Benefit Charges

A single charge for this benefit is deducted from the contract fund on the contract date. The amount of that charge is shown under Adjustments to the Contract Fund in the contract data pages.

Conditions:

1.   This contract must not be in default.

2.   You must ask for the surrender in writing in a form that meets our needs.

3.   The surrender is not the subject of an exchange pursuant to Section 1035 of the United States Internal Revenue Code.

Termination

This rider will end on the earliest of:

1.   the end of the grace period if the contract is in default and the premium required to bring it out of default has not been paid;

2.   the date the contract is surrendered for its net cash value; and

3.   the date the contract ends for any other reason.

Rider attached to and made part of this contract on the contract date.

PLI 496